

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 5, 2016

Via E-mail
Will McGuire
President and Chief Executive Officer
Second Sight Medical Products, Inc.
12744 San Fernando Road, Suite 400
Sylmar, CA 91342

> **Re:**   **Second Sight Medical Products, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 22, 2016**
> **File No. 333-209113**

Dear Mr. McGuire:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover

1.   We note your response to prior comment 1; however, it appears that your prospectus cover remains longer than one page. Please limit your prospectus cover to one page.

What is the Rights Offering?, page 4

2.   We note your statement in response to prior comment 2 that you "have noted that [you] will not offer more than 10,000,000 shares…." This appears to be inconsistent with disclosure in your filing, such as on page 6, that you may elect, at your discretion, to limit the sale to 10 million shares. Please revise your filing to consistently disclose the substance your response to prior comment 2 regarding the maximum number of shares offered. Alternatively, please tell us why you believe your disclosure meets the

requirements of Item 501(b)(2) of Regulation S-K. In addition, please revise to disclose the number of shares to be sold if the subscription price were set at $4.25.

Indicated Subscription Exercises of Gregg Williams and of Easton Invest AG, page 29

3.   We note your response to prior comment 5. Generally, it is inconsistent with Section 5 of the Securities Act to register a transaction that you began before a registration statement was filed. Therefore, the transaction involving Mr. Williams' providing all the remaining unsubscribed amounts may not be completed via this registration statement. Please revise your registration statement accordingly.

Risk Factors, page 31

4.   Please tell us why you removed the risk factor regarding the uncertain tax treatment of the rights offering. For guidance, refer to the last three sentences of Staff Legal Bulletin No. 19 (October 14, 2011) Section III.C.4 available on the Commission's website. In this regard, we note several statements in your disclosure beginning on page 51 regarding what the consequences "should" be rather than what the consequences will be.

Incorporation by Reference, page 58

5.   We note your response to prior comment 7 and that you intend to satisfy the Part III disclosure requirements of your most recent annual report on Form 10-K by incorporating portions of your proxy statement that you will file in connection with your 2016 annual meeting of stockholders. Please confirm that you intend to file your definitive proxy statement before you seek acceleration of the effective date of this Form S-1. Also, please revise this section to incorporate by reference all appropriate current reports filed on Form 8-K that you filed since the end of your last fiscal year. Refer to Item 12(a)(2) of Form S-1.

Exhibit 5.1

6.   The paragraph numbered 2 in this exhibit indicates that counsel's opinion assumes that the shares are issued on the date of the opinion. Please file an opinion from counsel indicating whether the shares registered for sale will, when sold, be legally issued, fully paid and non-assessable.

7.   Please note that the opinion that you file to satisfy your obligation under Regulation S-K Item 601(b)(5) should address whether the rights are binding obligations of the registrant under the law of the jurisdiction governing the rights agreement. We note that exhibit 5.1 is limited to the laws of the State of California. Please tell us how you determined that California law governs the rights agreement. We note, for example, the reference to New York law in exhibit 4.3.

Please contact Brian Soares at (202) 551-3580 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Aaron A. Grunfeld
        Law Offices of Aaron A. Grunfeld & Associates